Exhibit (a)(5)(N)

POST ANNOUNCEMENT COMMUNICATION — 5/31/2019 FINAL FOR DISTRIBUTION

PROPOSED TRANSACTION:

Q:                What is the proposed transaction that was announced?

A:                 Smart & Final Stores, Inc. (“Smart & Final”) is a public company with shares of stock listed on the New York Stock Exchange (trading symbol “SFS”). We have a majority stockholder that holds approximately 58% of the Company’s stock (investment funds managed by Ares Management Corporation, (“Ares”)) and the remainder of the stock is owned by other institutional and individual investors.

The proposed transaction contemplates that an entity (the “purchaser”) owned by investment funds managed by Apollo Global Management, LLC (“Apollo”) will purchase all of the outstanding shares of Smart & Final, including the shares managed by Ares, in a “going private” transaction through a “tender offer” for outstanding shares. After completion of the transaction, Smart & Final will be a private company and will no longer have public financial reporting requirements.  Please see our Solicitation/Recommendation Statement on Schedule 14D-9 filed with the SEC for additional details.

Q:                What is the timing of this transaction? When does the sale become final?

A:                 Although the exact timing is not certain, we anticipate that the closing will occur by the third quarter of 2019.

Q:                Are regulatory approvals required? What other closing conditions are required?

A:                 The transaction is subject to customary closing conditions, including expiration or early termination of the Hart-Scott-Rodino antitrust waiting period (early termination was granted on May 3, 2019 in connection with the proposed transaction), review by the Mexican Federal Economic Competition Commission, as well as a minimum number of shares tendered in the offer.

Q:                Is the deal conditioned upon further due diligence or financing?

A:                 There is no financing condition but we are working with Apollo to arrange new credit facilities to support the transaction and to provide operational flexibility for future business operations. These new credit facilities will also be used to pay off our existing debt.

Q:                What should be made of the plaintiff law firms (ones not related to the transaction) that have sent out press releases saying they are “investigating” the merger?

A:                 It is Smart & Final’s policy not to discuss any potential or pending litigation. Lawsuits such as these are commonplace following a transaction or announcement, but merely filing a lawsuit does not mean that there is merit to the claim.

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Q:                What happens at the end of the tender offer period?

A:                 If more than 50% of Smart & Final shares outstanding are tendered and all other conditions of the offer are satisfied or waived, the purchaser will complete the purchase through a merger, and Smart & Final will no longer have public financial reporting requirements. The merger does not require the vote of Smart & Final stockholders.

Q:   What happens if the minimum tender condition is not met?

A:                 Ares has agreed to tender all of the shares of Smart & Final which it owns in its investment funds pursuant to the terms of a tender and support agreement entered into with the purchaser. The Ares affiliated funds currently own approximately 58% of the shares of Smart & Final, which is greater than the minimum required to complete the tender offer.

Q:                Does the transaction require stockholder approval? Will there be a stockholder meeting?

A:                 No, the transaction will not require stockholder approval and no stockholder meeting to approve the transaction is planned.

Q:                What happens if a stockholder does not tender currently owned shares in the tender offer?

A:                 If a majority of shares are tendered and accepted, then remaining shares would be subject to the merger provisions of Delaware corporate law. Generally, this means that the holders of shares which are not tendered will receive the merger price of $6.50 per share, just as if they had tendered.

Q:                The transaction price that was announced was $6.50 per share for Smart & Final common stock.  Could there be a higher priced offer?

A:                 Under the terms of the offer, the board of directors of Smart & Final is not permitted to actively seek alternate offers but is required to consider any alternate proposals which are received. There is a specified process by which the board would evaluate alternate proposals, and if the board determines to accept a superior offer and terminate the merger agreement or change its recommendation that stockholders tender their shares in the offer, then Ares would not be bound by the terms of the tender and support agreement.

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RATIONALE FOR SALE OF SMART & FINAL:

Q:                What is the rationale for Smart & Final agreeing to be taken private at this time?

A:                 Our industry is in transition in terms of technology adoption, evolving customer shopping behaviors, and a changing competitive landscape. While our operating results have been solid in a very dynamic environment, and we have plans to drive future growth, we believe the purchaser’s offer allows our stockholders to obtain immediate liquidity at a significant premium.  Please see our Solicitation/Recommendation Statement on Schedule 14D-9 filed with the SEC for additional details.

Q:                Is this a response to the current retail grocery store competitive environment or Amazon’s potential investments in brick-and-mortar stores?

A:                 Our strategic plan takes into account the dynamic environment of our industry and the evolution of consumer behavior. The proposed transaction is not in response to any single factor.

Q:                What plans do the new owners have for the Company? How do corporate goals change in this scenario?

A:                 We are not able to comment on the purchaser’s or Apollo’s detailed plans at this point.

Q:                A press report indicated that we will operate the Smart & Final and Smart Foodservice stores separately in the future. Is that true?

A:                 As a matter of policy we don’t comment on press speculation.

Q:                What information can you provide about Apollo?

A:                 Apollo is a leading global alternative investment manager with offices in New York, Los Angeles, San Diego, Houston, Bethesda, London, Frankfurt, Madrid, Luxembourg, Mumbai, Delhi, Singapore, Hong Kong, Shanghai and Tokyo. Apollo had assets under management of approximately $303 billion as of March 31, 2019 in private equity, credit and real assets funds invested across a core group of nine industries where Apollo has considerable knowledge and resources. For more information about Apollo, please visit www.apollo.com.

Q:                Will the existing senior management team continue to run the Company following the merger?

A:                 Yes. Apollo has indicated that a key part of their interest in their funds buying Smart & Final is the opportunity to work with a team they know, to build value for the future.

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Q:                Will senior management be investing in the Company following the merger?

A:                 At this time, no terms of post-closing equity participation in the Company by members of management have been discussed.

Q:                Will the Company be closing stores in either banner?

A:                 As a matter of policy, we do not comment on the potential for store closures. Management continually evaluates our stores based on financial performance, lease terms, competitive factors, and whether a store relocation could better serve customers. In recent years we have chosen to close a small number of stores, and in most cases the affected associates have been offered employment in other stores.

VENDORS AND SUPPLIERS:

Q:                Will this have any effect on contracts and payments?

A:                 No. This transaction only involves our stock ownership. We are continuing business as usual in both the Smart & Final and Smart Foodservice store banners.

Q:                Will a change in ownership affect the relationship between the Company and its suppliers?

A:                 No. Our relationships with suppliers and vendors are very important to our mutual business success. The proposed transaction does not contemplate any change in suppliers or current business relationships.

Q:                How does this affect the Accounts Payable process?

A:                 We take pride in the fact that for almost 150 years we have had a strong reputation for paying suppliers in a fair and timely manner. We plan to continue this practice as usual.

POST ANNOUNCEMENT COMMUNICATION — 5/31/2019 FINAL FOR DISTRIBUTION

EMPLOYEE ASSOCIATES:

Q:                What should we tell customers / family / friends who ask about the sale of Smart & Final?

A:                 Our focus is on customer experience. Providing our customers the best place to shop to meet their needs is one of our key strengths, and this will not change as a result of an ownership change. Our primary goal is to ensure that we remain focused on the long-term health, growth and competitiveness of the business for the benefit of our customers, our associates, and the communities we serve.

Q:                What should we tell media who ask about the sale of Smart & Final?

A:                 Only authorized Smart & Final spokespersons should address the media. Please refer all media, without commenting further, to press@smartandfinal.com.

Q:                It really seems like our strategy is heading in the right direction, why would we need to change ownership right now? Is there some underlying weakness we don’t know about?

A:                 After careful consideration of a variety of alternatives, including continuing to operate as a public company, our board of directors believes that the sale to the purchaser is in the best interest of the Company and our stockholders.

Q:                Is this a good thing for the Smart & Final and Smart Foodservice associates?

A:                 A primary goal in this transaction is to ensure we remain focused on the long-term health, growth and competitiveness of our store banners for the benefit of our customers, our associates, and the communities we serve.

We are counting on each of you to remain committed to executing on these strategic objectives, creating the best shopping experience for our customers, and, as important, maintaining our strong culture rooted in our core values.

Q:                Will there be layoffs as a result of this transaction? Will this have any effect on hiring decisions? Will this affect our relationship with suppliers?

A:                 The merger agreement does not contain any mandates regarding staffing levels.

Regardless of our ownership structure, we should be focused on maintaining the appropriate level of staffing at our stores and support center to operate in a cost effective manner while meeting the needs of our customers. Our primary goal is to remain focused on the long-term health, growth and competitiveness of the business for the benefit of our customers, our associates, and the communities we serve.

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One of our core values is respect, and this will include continuing to communicate with our associates as our business plans become more fully developed.

Q:                Will our current benefits carry over to the new owner? What will happen with my benefits?

A:                 The terms of the proposed transactions contemplate that, for at least one year following the closing of the merger, we will continue the Company’s benefit programs substantially the same as currently in place. However, the Company always retains the right to modify future benefit programs to meet changing circumstances and the needs of our workforce.

Q:                How does this affect my 401(k) or similar plan? I have a participation in the pension plan, is it affected?

A:                 As stated above, between now and the closing of the merger, it is business as usual. The merger agreement has no impact on your vested benefits under your 401(k) plan, pension plan or similar plans.  However, the Company always retains the right to modify future benefit programs to meet changing circumstances and the needs of our workforce.

Q:                What is the status of merit increases and bonuses?

A:                 Merit increases and 2019 performance incentives (bonus program) were approved and communicated earlier in 2019. The proposed transaction contemplates that the 2019 bonus program will remain in place at the same performance targets through the remainder of the 2019 calendar year.

Q:                Will I be able to continue to file claims for my Flexible Spending Account (FSA)?

A:                 The merger agreement does not provide for any changes to, and is not expected to affect, your existing elections under your FSA.

Q:                Can we expect mandated expense cuts as a result of this change?

A:                 It has always been the goal of our Company to control growth in operating costs to support our highly price-competitive business, but the merger agreement does not contain any directives regarding cost reductions.

Q:                If there are layoffs, will severance packages be offered?

A:                 We have a consistent history of treating associates whose positions are eliminated in a fair manner, including payment of appropriate severance and related benefits.

POST ANNOUNCEMENT COMMUNICATION — 5/31/2019 FINAL FOR DISTRIBUTION

Q:                I own shares of Smart & Final stock that I bought directly, what do I do with them?

A:                 Regardless of whether you hold physical “paper” shares of stock or you hold shares in a brokerage account, you should have received notice from Okapi Partners LLC, information agent for the offer,  or your broker, with information on how to tender the shares in the offer at a price of $6.50 per share. There will not be any fees assessed by the Company as part of this process.

Our board of directors unanimously recommends that all Smart & Final stockholders, including employees, tender their shares.  Please see the summary term sheet and questions and answers in the “Offer to Purchase for Cash” document from Okapi Partners, for additional details.

You or your brokerage firm should receive payment within a few days after closing for any shares validly tendered and not withdrawn, subject to completing a letter of transmittal and providing tax-related information that may be requested from you.

Q:                If I own shares of Smart & Final stock, can I sell them now?

A:                 Smart & Final will continue to be a public company until the transaction is closed. As such, consistent with Company policy and federal securities laws, disclosure of confidential information or trading in the Company’s stock on the basis of that confidential information is prohibited. Associates interested in selling their Smart & Final stock should consult with their brokerage firm.

POST ANNOUNCEMENT COMMUNICATION — 5/31/2019 FINAL FOR DISTRIBUTION

COMPANY MANAGEMENT:

Q:                How will this affect my ability to hire new associates both during and after the transition?

A:                 We have the ability to continue normal hiring, step progression, and promotional practices at levels below the vice president or equivalent level.

To the extent you wish to hire for a position at or above the vice president or equivalent level, please consult with Jeff Whynot, senior vice president of human resources.

Q:                I have contractual agreements and amendments for services pending. Will I be able to proceed with those?

A:                 The merger agreement requires business planning and advance consent by the purchaser of any “material” new contracts or amendments to any “material” existing contracts, as they want to be aware of any commitments that we make today which will impact them as new owners in the future.

Please check with Rick Phegley, chief financial officer, regarding any large or material contract, or agreement with a duration of more than one year.

Q:                What will happen to my long-term incentive awards like restricted shares, stock options or cash awards?

A:                 Restricted stock awards which have vested were converted to “issued” shares on the vesting date. These will be handled like any other share of Smart & Final common stock and can be tendered for the merger consideration of $6.50 per share.  Restricted stock awards which have not vested by the transaction closing date will, at closing, be 50% accelerated and become eligible to receive the merger consideration of $6.50 per share.  The remaining 50% of the merger consideration will continue to vest according to the current terms, and on the future date(s) when vesting occurs, then become eligible to receive the merger consideration of $6.50 per share. Payments of the merger consideration will be in cash, less any applicable withholding taxes, and made through the payroll system by the next eligible payroll date.

Stock options which have not vested by the transaction closing date will, at closing, accelerate and become fully vested immediately prior to closing. Your options will then, as of closing, be cancelled and converted into the right to receive an amount equal to the product of (i) the total number of shares subject to your option award, multiplied by (ii) the excess, if any, of (x) $6.50 over (y) the exercise price. If the exercise price of your option is equal to or greater than $6.50, your options do not have economic value and will be cancelled at the closing of the merger without payment. Payments in respect of stock options will be in cash, less any applicable withholding taxes, and made through the payroll system by the next eligible payroll date.

Cash awards which have vested prior to the transaction closing date will have been paid on or shortly after the vesting date. Cash awards which have not vested by the transaction

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closing date will, at closing, be 50% accelerated and paid in cash. The remaining 50% will continue to vest according to the current terms, and on the future date(s) when vesting occurs, then become eligible to be paid in cash. Payments of cash awards will be made through the payroll system by the next eligible payroll date, less any applicable withholding taxes.

Q:                Will individual associates who hold unvested restricted stock, stock options, or cash incentive interests be able to “roll over” their interests in the transaction?

A:                 There is no rollover or co-investment program contemplated for individual associates at this time.

Q:                Will a new program be developed to give management-level associates the opportunity to invest in the Company post-transaction?

A:                 There have been no discussions regarding a co-investment program for individual associates.

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Additional Information and Where to Find It

This communication is for informational purposes only and is neither a recommendation, an offer to purchase nor a solicitation of an offer to sell shares, nor is it a substitute for the tender offer materials that the Apollo Funds and Purchaser have filed with the U.S. Securities and Exchange Commission (the “SEC”). The Apollo Funds and Purchaser have filed tender offer materials on Schedule TO, and Smart & Final Stores, Inc. has filed a Solicitation/Recommendation Statement on Schedule 14D-9 with the SEC with respect to the tender offer. THE TENDER OFFER MATERIALS (INCLUDING THE OFFER TO PURCHASE, RELATED LETTER OF TRANSMITTAL AND CERTAIN OTHER TENDER OFFER DOCUMENTS) AND THE SOLICITATION/RECOMMENDATION STATEMENT CONTAIN IMPORTANT INFORMATION. HOLDERS OF SHARES OF SMART & FINAL STORES, INC. ARE URGED TO READ THESE DOCUMENTS CAREFULLY IN THEIR ENTIRETY, AS EACH MAY BE AMENDED OR SUPPLEMENTED FROM TIME TO TIME, AS WELL AS ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC BECAUSE THEY CONTAIN IMPORTANT INFORMATION THAT HOLDERS OF SMART & FINAL STORES, INC. SECURITIES SHOULD CONSIDER BEFORE MAKING ANY DECISION REGARDING TENDERING THEIR SECURITIES.

The Offer to Purchase, the related Letter of Transmittal and certain other tender offer documents, as well as the Solicitation/Recommendation Statement, are available to all holders of shares of Smart & Final Stores, Inc. at no expense to them. The tender offer materials, the Solicitation/Recommendation Statement and other related documents are available for free at the SEC’s web site at www.sec.gov. Investors and securityholders may obtain a free copy of the Solicitation/Recommendation Statement and other related documents that Smart & Final Stores, Inc. files with the SEC, free of charge, from Smart & Final Stores, Inc. at investors@smartandfinal.com or by directing a request to Investor Relations, at 310.829.5400 or investors@smartandfinal.com.

Forward-Looking Statements

Certain statements in this communication are forward-looking statements, including, without limitation, the statements made concerning the pending acquisition of the Company by Parent and Purchaser. In some cases, you can identify forward-looking statements by the following words: “may,” “will,” “could,” “would,” “should,” “expect,” “intend,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “project,” “aim,” “potential,” “continue,” “ongoing,” “goal,” “can,” “seek,” “target” or the negative of these terms or other similar expressions, although not all forward-looking statements contain these words. These statements reflect the Company’s current views concerning future events, including the planned completion of the tender offer and the merger and related transactions, including, for example, the timing of the completion of the merger and the potential benefits of the merger, reflect the current analysis of existing information, and are based on a number of assumptions that could ultimately prove inaccurate. As a general matter, forward-looking statements are those focused upon anticipated events or trends, expectations, and beliefs relating to matters that are not historical in nature. Such forward-looking statements are subject to uncertainties and factors relating to the Company’s operations and business environment, all of which are difficult to predict and many of which are beyond the control of the Company. Among others, the following factors could cause actual results to differ materially from those set forth in the forward-looking statements: (i) uncertainties as to the timing of the tender offer and the merger; (ii) uncertainties as to how many Company stockholders will tender their shares in the tender offer; (iii) the possibility that competing offers will be made; (iv) the possibility that various closing conditions for the transaction may not be satisfied or waived; (v) the risk that the merger agreement may be terminated in circumstances requiring the Company to pay a termination fee, (vi) risks related to obtaining the requisite consents to the tender offer and the merger, including, without limitation, the risk that a regulatory approval that may be required for the proposed transaction, including under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 (HSR Act) (early termination was granted on May 3, 2019 in connection with the proposed transaction) and by the Mexican Federal Economic Competition Commission or the Mexican Federal Institute of Telecommunications (as applicable), is delayed, is not obtained, or is obtained subject to conditions that are not anticipated; (vii) the possibility that the transaction may not be timely completed, if at all; (viii) the risk that, prior to the completion of the transaction, if at all, the Company’s business and its relationships with employees, collaborators, vendors and other business partners could experience significant disruption due to transaction-related uncertainty; (ix) the risk that stockholder litigation in connection with the tender offer or the merger may result in significant costs of defense, indemnification and liability; and (x) the risks and uncertainties pertaining to the Company’s business, including those detailed under “Risk Factors” and elsewhere in the Company’s public periodic filings with the SEC, as well as the tender offer materials filed by Purchaser and Parent and the Solicitation/Recommendation Statement filed by the Company in connection with

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the tender offer. Other factors that could cause actual results to differ materially include those set forth in the Company’s SEC reports, including, without limitation, the risks described in the Company’s Annual Report on Form 10-K for its fiscal year ended December 30, 2018, and in the Company’s Quarterly Report on Form 10-Q for the period ended March 24, 2019, which are on file with the SEC. The reader is cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. All forward-looking statements are qualified in their entirety by this cautionary statement and the Company undertakes no obligation to revise or update this report to reflect events or circumstances after the date hereof, except as required by law.